SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

News published in the media

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it is hereby providing clarifications on the questioning of the news published on April 14, 2023 in the Valor Econômico newspaper, under the title “Subsequent offering must total R$ 5 billion”, requested through Official Letter No. 563/2023-SLS of the same date, which is transcribed below.

______________________________________________________________

April 14, 2023.

Official Letter No. 563/2023-SLS

Companhia Paranaense de Energia - COPEL

To Mr. Adriano Rudek de Moura

Investor Relations Director

Subject: Request for clarification on News

Dear sirs,

In news published by the newspaper Valor Econômico, on 04/14/2023, under the title “Subsequent offer should add up to R$ 5 billion”, it states, among other information, that Copel has already defined that its subsequent offer (follow-on), previously conceived exclusively for the privatization of the company, it will also have a primary tranche.

We request clarification on the marked item, until 04/17/2023, with your confirmation or not, as well as other information considered important.

______________________________________________________________

In response to the request, the Company clarifies that, under the terms of Material Fact 06/22, the controlling shareholder expressed its intention to “transform COPEL into a company with dispersed capital and no controlling shareholder (Corporation)”, through a “public offering of secondary distribution of common shares and/or share deposit certificates (Units) issued by the Company”. Also, according to said Material Fact, the intention of the controlling shareholder is that, at the end of the operation, “the State of Paraná remains with a relevant participation of not less than 15% of the total share capital of Copel and 10% of the total number of votes cast for the shares with voting rights issued by the Company”.

According to Relevant Fact 07/22, Copel's management approved the carrying out of a study to “enable the full renewal of the Concessions of the Hydroelectric Power Plants ('UHEs') Governor Bento Munhoz da Rocha Netto ('Foz do Areia'), Governor Ney Braga ('Segredo') and Governor José Richa ('Salto Caxias') for 30 years”. The study should also “evaluate fundraising alternatives aimed at paying the respective granting bonuses ('Granting Bonus'), to optimize the Company's capital structure, including a possible public offering of primary distribution of shares and/or Units issued”.

On 1.31.2023, Notice to the Market 01/23 informed that the Board of Directors approved “the hiring of specialized advisory services that will work on the structuring of a possible public offering for the distribution of shares and/or share deposit certificates (Units) for the transformation of Copel into a Corporation”. The statement also mentioned "the continuation of studies to change the Company's corporate structure and full renewal of the main concessions of hydroelectric plants".

In this sense, on 4/11/2023, Interministerial Ordinance MME/MF No. 01/23 was published, which established the granting bonus for the set of plants, in the amount of R$ 3,719,428,214.95. Material Fact 04/23, published on that date, further clarified that the amount is subject to approval by the Federal Court of Accounts (TCU).

Thus, considering the amounts released this week and the current macroeconomic situation, the advisors hired by the Company are still working on the financing model for the payment of the granting bonus for the renewal of concessions — observing that the amount still depends on TCU approval. So far, there has been no conclusion of the studies or decision on the raising of funds for the total or partial payment of the granting bonus through a public offering of primary distribution of shares, which could influence the total value of said offering. There was also no definition of the schedule for carrying out an eventual offer, observing that the final term for payment is the month of December 2023.

Finally, the Company takes this opportunity to reiterate its commitment to keep shareholders and the market in general informed about the progress of any matters that may be of interest to the market.

Curitiba, April 14, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 14, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.